Mail Stop 6010

May 16, 2008

Joseph K. Belanoff, M.D.
Chief Executive Officer
Corcept Therapeutics Incorporated
149 Commonwealth Drive
Menlo Park, CA 94025

Re: Corcept Therapeutics Incorporated
Registration Statement on Form S-1
File Number 333-150232
Correspondence Filed on May 13, 2008

Dear Dr. Belanoff:

We have reviewed your counsel's May 13, 2008 letter regarding the above-captioned matter and response to our comments. We continue to believe that given the nature and size of the offering relative to the number of shares outstanding held by non-affiliates, the offering is a primary offering. In that regard, you appear to have the following options: (1) you may amend your filing to reduce the size of the offering; or (2) you may withdraw the current registration statement and file a new registration statement related to the offering only after each put and issuance of stock to Kingsbridge.

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Please contact Song Brandon at (202) 551-3621, Michael Reedich, Special Counsel at (202) 551-3612, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John J. Huber, Esq.
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, DC 20004-1304